UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Overstock.com Inc.
(Name of Issuer)

Common Shares, par value $0.0001 per share
(Title of Class of Securities)

690370101
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS JAT Capital Mgmt LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,358,926 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,358,926 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,358,926 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)Includes 548,300 Shares issuable upon the exercise of options which are exercisable within 60 days.
(2)Includes 461,820 Shares underlying cash-settled swaps.

1	NAME OF REPORTING PERSONS JAT Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,174,582 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,174,582 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,582 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)Includes 176,100 Shares issuable upon the exercise of options which are exercisable within 60 days.
(2)Includes 168,826 Shares underlying cash-settled swaps.

1	NAME OF REPORTING PERSONS John Thaler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,358,926 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,358,926 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,358,926 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN
(1)Includes 548,300 Shares issuable upon the exercise of options which are exercisable within 60 days.
(2)Includes 461,820 Shares underlying cash-settled swaps.

The following constitutes Amendment No. 1 ( “Amendment No. 1”) to the Schedule 13D previously filed by the undersigned on October 16, 2023 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons was $88,790,183.06. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable Reporting Person.
Item 4.  Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add:

On November 2, 2023, the Reporting Persons sent a letter to the Issuer’s Board attached hereto as Exhibit 99.2 and incorporated herein by reference. You are encouraged to read that letter in its entirety.
Item 5.  Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 45,304,946 Shares outstanding as of October 27, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.
As of the close of business on the date hereof, JAT Capital Management individually beneficially owned 4,358,962 Shares (including 548,300 Shares issuable upon the exercise of options which are exercisable within 60 days and 461,820 Shares underlying cash-settled total return swaps (“Cash Settled Swaps”) which provide economic exposure to the Shares as discussed in Item 6 below, and which underlying Shares be deemed to be beneficially owned by JAT Capital Management), constituting approximately 9.6% of all of the outstanding Shares.
As of the close of business on the date hereof, JAT Capital Master Fund individually beneficially owned 1,174,582 Shares (including 176,100 Shares issuable upon the exercise of options which are exercisable within 60 days and 168,826 Shares underlying Cash Settled Swaps which provide economic exposure to the Shares as discussed in Item 6 below, and which underlying Shares be deemed to be beneficially owned by JAT Capital Master Fund), constituting approximately 2.6% of all of the outstanding Shares.
By virtue of its relationship with JAT Capital Master Fund discussed in further detail in Item 2, JAT Capital Management may be deemed to be the beneficial owner of the 1,174,582 Shares beneficially owned by JAT Capital Master Fund, constituting approximately 2.6% of all of the outstanding Shares.
By virtue of his relationship with JAT Capital Management discussed in further detail in Item 2, Mr. Thaler may be deemed to be the beneficial owner of the 4,358,962 Shares beneficially owned by JAT Capital Management, constituting approximately 9.6% of all of the outstanding Shares.

The Reporting Persons, in the aggregate, beneficially own 4,358,962 Shares, constituting approximately 9.6% of the outstanding Shares.
(b)            JAT Capital Management and Mr. Thaler have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,358,962 Shares held by JAT Capital Management.
JAT Capital Management, JAT Capital Master Fund and Mr. Thaler have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,174,582 Shares held by JAT Capital Master Fund.
(c)  During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of October 12, 2023, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, JAT Capital Master Fund is a party to Cash Settled Swaps referencing an aggregate of 168,826 Shares and JAT Capital Management is a party to Cash Settled Swaps referencing an aggregate of 461,820 Shares. Under the terms of each Cash Settled Swap, upon settlement, (a) the applicable Reporting Person will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the Cash Settled Swaps, plus interest rates set forth in the applicable contracts, and (b) the counterparty will be obligated to pay to the applicable Reporting Person any positive price performance of the specified notional number of Shares subject to the Cash Settled Swaps, less applicable interest rates set forth in the applicable contracts. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the Cash Settled Swaps will be paid to the applicable Reporting Person. All balances will be settled in cash. The counterparty to the Cash Settled Swaps are unaffiliated third party financial institutions.

The Cash Settled Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer, nor do such agreements require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. However, it is possible under certain circumstances the Reporting Persons may be deemed to have beneficial ownership of the Shares underlying the Cash Settled Swaps.

Item 7.  Material to be filed as Exhibits
Exhibit 99.1	Joint Filing Agreement to Schedule 13D by and among JAT Capital Management, LP, JAT Capital Master Fund, LP and John Thaler, dated as of October 12, 2023.
Exhibit 99.2	Letter to the Board of Directors of Overstock.com, Inc., from John Thaler, dated November 2, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: November 3, 2023

JAT CAPITAL MGMT, LP By: JAT GP LLC, its General Partner

By:	/s/ John Thaler
John Thaler, Managing Member

JAT CAPITAL MASTER FUND, LP By: JAT Capital Mgmt, LP, its Investment Manager By: JAT GP LLC, its General Partner

By:	/s/ John Thaler
John Thaler, Managing Member

/s/ John Thaler
JOHN THALER

SCHEDULE 1
Transactions in the Common Shares of the Issuer by Reporting Persons During the Past 60 Days
JAT Capital Mgmt, LP
Date	Buy/Sell	Security	Approximate Price Per Share or Option, as Applicable[1]	Amount of Shares Bought/(Sold) or Underlying Options
9/5/2023	Buy	Common Shares	$27.25	98,349
9/5/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 1/19/2024	$1.35	185,000
9/6/2023	Buy	Common Shares	$20.87	1,118,986
9/6/2023	Buy	Option to Purchase Common Shares at $30 per Share expiring 1/19/2024	$1.74	285,000
9/7/2023	Buy	Common Shares	$19.52	450,107
9/7/2023	Sell	Option to Purchase Common Shares at $35 per Share expiring 9/15/2023	$0.01	(90,200)
9/7/2023	Sell	Option to Purchase Common Shares at $40 per Share expiring 9/15/2023	$0.01	(201,400)
9/8/2023	Buy	Common Shares	$20.95	62,613
9/11/2023	Buy	Common Shares	$20.84	34,897
9/12/2023	Buy	Common Shares	$20.36	41,665
9/15/2023	Buy	Common Shares	$20.22	63,985
9/19/2023	Buy	Common Shares	$18.40	30,000
9/22/2023	Buy	Common Shares	$17.68	10,562
10/3/2023	Buy	Common Shares	$15.00	6,515
10/3/2023	Buy	Common Shares	$15.08	80,000
10/4/2023	Buy	Common Shares	$14.97	7,911
10/4/2023	Buy	Common Shares	$14.98	90,000
10/5/2023	Buy	Common Shares	$15.45	3,516
10/5/2023	Buy	Common Shares	$15.47	40,000
10/9/2023	Buy	Common Shares	$16.10	5,093
10/9/2023	Buy	Common Shares	$16.14	57,938
10/11/2023	Buy	Common Shares	$16.35	4,835
10/11/2023	Buy	Common Shares	$16.45	55,000
10/12/2023	Buy	Common Shares	$15.76	11,660
10/12/2023	Sell	Option to Purchase Common Shares at $75 per Share expiring 1/19/2024	$0.15	(242,000)
10/12/2023	Buy	Common Shares	$15.53	18,882
10/27/2023	Buy	Common Shares	$15.25	120,000
10/27/2023	Buy	Common Shares	$14.57	135,548

1 Excluding any brokerage fees.

JAT Capital Master Fund, LP
Date	Buy/Sell	Security	Approximate Price Per Share or Option as Applicable[2]	Amount of Shares Bought/(Sold) or Underlying Options
9/5/2023	Buy	Option to Purchase Common Shares at $40 per Share expiring 1/19/2024	$1.35	59,500
9/5/2023	Buy	Common Shares	$27.25	18,736
9/6/2023	Buy	Option to Purchase Common Shares at $30 per Share expiring 1/19/2024	$1.74	91,500
9/6/2023	Buy	Common Shares	$20.87	295,086
9/7/2023	Sell	Option to Purchase Common Shares at $35 per Share expiring 9/15/2023	$0.01	(29,000)
9/7/2023	Sell	Option to Purchase Common Shares at $40 per Share expiring 9/15/2023	$0.01	(64,800)
9/7/2023	Buy	Common Shares	$19.52	112,419
9/8/2023	Buy	Common Shares	$20.95	15,289
9/11/2023	Buy	Common Shares	$20.84	11,205
9/12/2023	Buy	Common Shares	$20.36	8,562
9/15/2023	Buy	Common Shares	$20.22	14,121
9/19/2023	Buy	Common Shares	$18.40	9,633
9/22/2023	Buy	Common Shares	$17.68	3,391
10/3/2023	Buy	Common Shares	$15.08	34,426
10/4/2023	Buy	Common Shares	$14.98	31,680
10/5/2023	Buy	Common Shares	$15.47	14,080
10/9/2023	Buy	Common Shares	$16.14	20,394
10/11/2023	Buy	Common Shares	$16.45	19,360
10/12/2023	Sell	Option to Purchase Common Shares at $75 per Share expiring 1/19/2024	$0.15	(77,800)
10/12/2023	Buy	Common Shares	$15.53	6,646
10/12/2023	Buy	Common Shares	$15.80	3,236
10/27/2023	Buy	Common Shares	$15.25	42,240

2 Excluding any brokerage fees.